Mail Stop 6010   July 31, 2008

Lewis M. Kling, President
Flowserve Corporation
5215 N. O'Connor Boulevard
Suite 2300
Irving, Texas 75039

Re: Form 10-K for the fiscal year ended December 31, 2007
         File No. 1-13179

Dear Mr. Kling:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                          Sincerely,

                                          Tim Buchmiller
                                          Senior Attorney